1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

November 22, 2024

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Equity Series (the “Registrant”) File Nos. 333-164077; 811-22375

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 94 (“PEA 94”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 96 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on August 23, 2024. PEA 94 was filed to register shares of the PIMCO REALPATH® Blend 2070 Fund, a new series of the Registrant (the “Fund”). We responded to the Staff’s comments in a letter dated November 14, 2024 (the “Response Letter”) and you provided a second round of comments following review of the Response Letter. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 94. All references to “Fund” refer only to the Fund, unless noted otherwise.

Comment 1: See Comment 8 in the Response Letter. Given High Yield and Distressed Company Risk is a principal risk, identify high yield (junk bonds) and distressed securities as a principal investment strategy.

Response: The Fund is expected to invest in various Acquired Funds, including Underlying PIMCO Funds, each of which is subject to its own principal risks by virtue of its respective investment objective and strategies. To the extent the Fund invests in a particular Underlying PIMCO Fund, the Fund may be exposed to the principal risks of that Underlying PIMCO Fund. Accordingly, certain risks included in the Fund’s Principal Risks, including high yield and distressed company risk, are principal risks of the Fund due to its potential investment in Underlying PIMCO Funds that are subject to such risks. Because the Fund’s investment in Underlying PIMCO Funds is prominently discussed in its Principal Investment Strategies, no changes to the disclosure have been made in response to this comment.

Comment 2: See Comment 11 in the Response Letter. Disclose briefly what equity index put options are and whether the Fund will buy and/or sell equity index put options rather than just “use” them.

Response: The Registrant believes that the existing disclosure is adequate. The “Characteristics and Risks of Securities and Investment Techniques – Derivatives” section of the statutory prospectus provides disclosure

Anu Dubey November 22, 2024 Page 2

about the Fund’s potential use of derivatives that provide equity exposure, including for hedging purposes, and the purchase and sale thereof. Specifically, the first paragraph of that section of the prospectus states:

Each Fund may, but is not required to, use derivatives and other similar instruments (referred to collectively as “derivatives”) for risk management purposes or as part of its investment strategies. Additionally, a Fund may invest in futures and other derivatives that provide equity exposures, including for equitization and hedging purposes using derivatives that provide exposure that is not identical to the instruments or markets in which the Fund seeks to invest at least 80% of its assets, as applicable. Investments in derivatives may take the form of buying and/or writing (selling) derivatives. Generally, derivatives are financial contracts whose value depends upon, or is derived from, the value of an underlying asset, reference rate or index, and may relate to stocks, bonds, interest rates, spreads between different interest rates, currencies or currency exchange rates, commodities, and related indexes. Examples of derivative instruments include options contracts, futures contracts, options on futures contracts and swap agreements (including, but not limited to, credit default swaps and swaps on exchange-traded funds). Each Fund may invest some or all of its assets in derivative instruments, subject to the Fund’s objective and policies. A portfolio manager may decide not to employ any of these strategies and there is no assurance that any derivatives strategy used by a Fund will succeed. A description of these and other derivative instruments that the Funds may use are described under “Investment Objectives and Policies” in the SAI. (emphasis added).

The first paragraph of the SAI, in relevant part, also states:

In pursuing its objective, a Fund may, to the extent permitted by its investment objectives and policies, purchase and sell (write) both put options and call options on securities, swap agreements, recovery locks, securities indexes, commodity indexes, foreign currencies, and other instruments and enter into interest rate, foreign currency, index and commodity futures contracts and purchase and sell options on such futures contracts (“futures options”) for hedging purposes, to seek to replicate the composition and performance (or inverse performance) of a particular index, or as part of its overall investment strategies, and enter into other types of instruments under which a Fund is or may be required to make payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination…(emphasis added).

Comment 3: See Comments 14 and 15 in the Response Letter. Explain how disclosure that describes a sales charge waiver that is made available to any financial firm with an agreement with the Distributor is consistent with IM Guidance Update 2016-06, which says “[t]herefore, the disclosure should specifically identify each intermediary whose investors receive a sales load variation.”

Response: The Registrant respectfully submits that the disclosure that a sales charge waiver applies to any financial firm with an agreement with the Distributor is consistent with IM Guidance Update 2016-06 and Item 12(a)(2) of Form N-1A. The Registrant notes that Item 12(a)(2) of Form N-1A requires that the Registrant “identify each class of individuals or transactions to which [sales charge waiver] arrangements apply”

Anu Dubey November 22, 2024 Page 3

(emphasis added), and the Registrant believes that the existing disclosure meets this requirement. While the disclosure does not list each current financial firm with such an agreement by name, the disclosure communicates the necessary information by describing the type of individual (financial firms with an agreement with the Distributor) and the condition (agreement with the Distributor) under which the waiver applies. The Registrant confirms its belief that all “retirement plans maintained or sponsored by financial firms” that hold Class A shares are the subject of an agreement with the Distributor. Therefore, the existing disclosure appropriately identifies the class of individuals to which the waiver arrangement applies consistent with Item 12(a)(2) of Form N-1A. Accordingly, the Registrant declines to make the requested change.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:

Ryan G. Leshaw, Pacific Investment Management Company LLC

Timothy A. Bekkers, Pacific Investment Management Company LLC

Sonia E. Bui, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP